Exhibit 99.1

Two Posters at ESMO Congress 2025 Highlight Immutep’s Focus on

Changing Treatment Landscape in First Line Non-Small Cell Lung Cancer

•

Novel combination of efti with KEYTRUDA® and chemotherapy generates strong response rates across all PD-L1 expression levels in first line non-small cell lung cancer (1L NSCLC) including 61.7% ORR in low & no PD-L1 (TPS <50%), well above 40.8% from historical controls

•	Efti’s ability to expand responders & enhance efficacy with PD-1 inhibitors, the best selling class of drugs in oncology, holds great promise to change 1L NSCLC treatment paradigm

SYDNEY, AUSTRALIA – October 20, 2025 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a late-stage immunotherapy company targeting cancer and autoimmune diseases, today announces two poster presentations at the European Society for Medical Oncology (ESMO) Congress 2025 highlight the Company’s focus on changing the treatment paradigm in first line non-small cell lung cancer (1L NSCLC).

Promising data from the investigator-initiated INSIGHT-003 trial with a cut-off date of 01 September 2025 were detailed in a poster presented by Dr. med. Akin Atmaca, Head of the Thoracic Oncology, Krankenhaus Nordwest, UCT-University Cancer Center, Frankfurt, Germany. In this multi-centre study, the novel combination of eftilagimod alfa (efti) with KEYTRUDA® (pembrolizumab) and chemotherapy (carboplatin/pemetrexed) has generated strong objective response rates (ORR) and disease control rates (DCR) in 51 evaluable patients with advanced or metastatic non-squamous 1L NSCLC across all PD-L1 expression levels (see table below).

Notably, the ORR and DCR reported in INSIGHT-003 outperforms historical controls irrespective of PD-L1 levels. This is particularly important for patients with low and no PD-L1 (TPS <50%), who represent over two-thirds of the 1L NSCLC patient population and for whom PD-(L)1 inhibitors typically perform suboptimally. In patients with TPS <50% (N=47), the combination with efti has achieved a strong and improved 61.7% ORR (with an additional partial response since 06 May 2025 data cutoff) as compared to historical control of 40.8%.1,2

Efti+KEYTRUDA+Chemo Generates High ORR & DCR Across All PD-L1 Levels (RECIST 1.1)

	No PD-L1 (TPS <1%, N=22)	Low PD-L1 (TPS 1-49%, N=25)	High PD-L1 (TPS ≥50%, N=4)
ORR, %	54.5	68.0	75.0
DCR, %	86.4	92.0	100

Dr. Atmaca, Head of Thoracic Oncology at Krankenhaus Nordwest, stated: “While the introduction of PD-(L)1 inhibitors, both alone and with chemotherapy, has revolutionised 1L NSCLC treatment, their limited effectiveness in cases with minimal or absent PD-L1 expression highlights the ongoing need for innovative strategies that better harness the immune system against cancer. The favourable safety results and strong clinical responses seen when adding efti, a novel immunotherapy bridging adaptive and innate immunity, to KEYTRUDA and chemotherapy are highly promising and could benefit NSCLC patients irrespective of their PD-L1 status.”

Marc Voigt, CEO of Immutep, stated: “We are increasingly confident that efti can set a new standard of care as first line treatment for non-small cell lung cancer patients through our pivotal TACTI-004 Phase III trial, supported by strong data from multiple clinical trials evaluating efti in lung cancer including INSIGHT-003. Efti has safely and consistently delivered impressive improvements in response rates and progression free survival compared to KEYTRUDA alone or with chemotherapy, and encouragingly these have translated into compelling overall survival. Notably, the data is especially promising in patients with PD-L1 expression under 50%, who have a high unmet need and represent more than two-thirds of the 1L NSCLC patient population.”

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

Further to the strong efficacy data from INSIGHT-003, the combination with efti continues to have a favourable safety profile.

Additionally, a Trial in Progress ePoster for the TACTI-004 Phase III was presented at ESMO Congress 2025. This registrational trial is evaluating the same immunotherapy/chemotherapy combination used in INSIGHT-003. This global study will enrol approximately 756 patients with advanced/metastatic 1L NSCLC regardless of PD-L1 expression (Tumour Proportion Score or TPS of 0-100%) with non-squamous or squamous tumours at over 150 clinical sites in over 25 countries.

The poster for INSIGHT-003 and the Trial in Progress ePoster for TACTI-004 can be found at the Posters & Publications section of Immutep’s website.

About Eftilagimod Alfa (Efti)

Efti is a novel immunotherapy that directly activates antigen-presenting cells or APCs (e.g. dendritic cells, monocytes) via the MHC Class II pathway to fight cancer. As an MHC Class II agonist, its activation of APCs engages the adaptive and innate immune system to initiate a broad anti-cancer immune response. This includes priming and activating cytotoxic T cells as well as generating important co-stimulatory signals & cytokines that further boost the immune system’s ability to combat cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC) in a pivotal Phase III trial called TACTI-004 (KEYNOTE-F91), as well as head and neck squamous cell carcinoma (HNSCC), soft tissue sarcoma, and breast cancer. Its favourable safety profile enables various combinations like with anti-PD-[L]1 immunotherapy, radiotherapy, and/or chemotherapy. Efti has received Fast Track designation in first line HNSCC and in first line NSCLC from the United States Food and Drug Administration (FDA).

About Immutep

Immutep is a late-stage biotechnology company developing novel immunotherapies for cancer and autoimmune disease. The Company is a pioneer in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and its diversified product portfolio harnesses LAG-3’s ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

1.

Shirish Gadgeel et al. Updated Analysis From KEYNOTE-189: Pembrolizumab or Placebo Plus Pemetrexed and Platinum for Previously Untreated Metastatic Nonsquamous Non–Small-Cell Lung Cancer. JCO 38, 1505-1517(2020). DOI:10.1200/JCO.19.03136

2.	Immutep’s Efti with KEYTRUDA® (pembrolizumab) & Chemotherapy Achieves High Response Rates in First-Line Non-Small Cell Lung Cancer—May 2025 press release

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Australian Investors/Media:

Eleanor Pearson, Sodali & Co.

+61 2 9066 4071; eleanor.pearson@sodali.com

U.S. Investors/Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889